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August 24, 2009

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2008

Dear Mr. Rosenberg:

By letter dated July 27, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 20-F”), as filed with the SEC on May 18, 2009. This letter contains Prudential’s responses to those comments.

For convenience, we have reproduced the Staff’s comments and provided responses immediately below them.

Operating and Financial Review and Prospects

Business Segment and Geographical Analysis by Nature of Revenue and Charges

(b) Investment return, page 148

1.

Please disclose the underlying reasons for the year to year changes in investment return for each regional operation presented in the table on page 148. Separately disclose the amount attributable to each reason. Provide summarized disclosure that explains how the investment returns for each region were either allocated to policyholders or affected profit or loss attributable to shareholders. Ensure that your disclosure describes and quantifies the financial statement line items that were affected by your dynamic hedging programs. In particular, explain how Jackson’s dynamic hedging program created equity hedging gains that offset the 38.5 per cent decrease in the US equity markets in 2008 on a statutory capital basis as disclosed on page 55.

Mr. Jim B. Rosenberg, p. 2

Response

Underlying reasons for the year to year change in investment returns

By way of background explanation, the investment return presented in the 2008 20-F reflects the application of accounting policies of the Group under IFRS to financial instruments and investment property as described in note (a) below. The principal underlying reason for the year to year changes in the investment return for each regional operation can be summarized as reflecting the impact of market performance on the returns for the relevant assets in the years for which results have been presented in the 2008 20-F as described further in note (b) below.

(a) Application of accounting policies under IFRS

With two exceptions, all Group investments are carried at fair value in the balance sheet with fair value movements, which are volatile from year to year, recorded in the income statement under “Investment return”. The exceptions are for

(i)

Debt securities of the US operations which are accounted for on an IAS 39 Available-for-sale basis, in respect of which realized gains and losses (including impairment losses) are recorded in the income statement within “Investment return”, while movements in unrealized appreciation (depreciation) are booked directly to the statement of changes in equity. As a result, the changes in fair value of these debt securities are not reflected in the Group’s investment return. The unrealized gains and losses recorded in the income statement of US operations primarily arise on the assets of the US separate account business.

(ii)	Loans and receivables, which are carried at amortized cost unless impaired.

Another key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, policyholders, or the unallocated surplus of with-profits funds. Therefore the investment return shown in the income statement includes significant amounts which are attributable to policyholders or the unallocated surplus of with-profits funds, and which have no net impact on shareholders’ profit. This feature is further discussed below in the section titled “Allocation of investment return between policyholders and shareholders”.

Mr. Jim B. Rosenberg, p. 3

(b) Analysis by regional operation and market performance

The table below provides an analysis of investment return attributable to each regional operation disclosed on page 148 of the 2008 20-F:

	Year Ended December 31,
	2008	2007	2006
	£bn	£bn	£bn
Group total
Investment return	(30.2)	12.2	17.1

Analyzed by:
Asian operations
Interest/dividend income (including foreign exchange gains and losses)	0.2	0.4	0.4
Investment appreciation (depreciation)*	(4.4)	1.4	1.3
	(4.2)	1.8	1.7

US operations
Realized gains and losses (including impairment losses on available-for-sale bonds)	(0.6)	(0.1)	(0.0)
Investment return of investments backing US separate account liabilities	(5.9)	0.6	1.3
Other investment return	1.1	1.6	1.6
	(5.4)	2.1	2.9
UK operations
Interest/dividend income	6.9	6.5	6.3
Foreign exchange gains and losses**	(2.8)	0.0	0.7
Investment appreciation (depreciation)*	(24.7)	1.8	5.5
	(20.6)	8.3	12.5

*	Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments
**	Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

The year on year changes in investment return for both the UK and Asian operations, and those of the US operations (principally arising on investments backing the US separate account liabilities for the reason described in note (a) above) primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property. In addition, for Asian operations and the assets of the US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

Given the composition of the investment portfolio of each of the Group’s regional operations as described further below, the movements in the market indices and yields and average exchange rates that particularly influenced the year on year changes in investment return of each of the Group’s regional operations for the periods presented were as follows:

Mr. Jim B. Rosenberg, p. 4

	As of December 31, 2008	Percentage increase (decrease) %	As of December 31, 2007	Percentage increase (decrease) %	As of December 31, 2006	Percentage increase (decrease) %	As of December 31, 2005

Asia
Equity market indices:-
Singapore (Straits Times)	1,761.56	(49.4%)	3,482.3	16.6%	2,985.83	27.2%	2,347.34
Hong Kong (Hang Seng)	14,387.48	(48.3%)	27,812.65	39.3%	19,964.72	34.2%	14,876.43
Taiwan (TAIEX)	4,591.22	(46.0%)	8,506.28	8.7%	7,823.72	19.5%	6,548.34
Debt securities:-
Government bond yields (10-year) (in percentage):
Singapore	2.05	(23.8%)	2.69	(12.4%)	3.07	(7.5%)	3.32
Hong Kong*
- US treasury	2.26	(44.6%)	4.08	(14.5%)	4.77	7.4%	4.44
- Local government	1.20	(65.4%)	3.47	(7.5%)	3.75	(10.5%)	4.19
Taiwan	1.41	(45.6%)	2.60	27.5%	2.04	14.6%	1.78
Japan	1.18	(22.4%)	1.52	(10.1%)	1.69	13.4%	1.49

US
S&P 500	903.25	(38.5%)	1,468.36	3.5%	1,418.30	13.6%	1,248.29

UK
FTSE 100	4,434.2	(31.3%)	6,456.9	3.8%	6,220.8	10.7%	5,618.8
FTSE 250	6,360.85	(40.3%)	10,657.80	(4.7%)	11,177.8	27.1%	8,794.3
Corporate bonds (Merrill Lynch Sterling Corporate Bond All Stock)	198.8	(8.4%)	217.0	0.7%	215.4	1.0%	213.3
Property returns (IPD UK Property)	145.8	(27.1%)	200.1	(9.9%)	222.2	12.4%	197.77

	For the year ended December 31, 2008	Percentage increase (decrease) %	For the year ended December 31, 2007	Percentage increase (decrease) %	For the year ended December 31, 2006

Average exchange rates (per £1)
US	1.85	(7.5%)	2.00	8.7%	1.84
China	12.88	(15.4%)	15.22	3.6%	14.69
Hong Kong	14.42	(7.7%)	15.62	9.1%	14.32
Japan	192.09	(18.5%)	235.64	9.9%	214.34
Malaysia	6.15	(10.6%)	6.88	1.8%	6.76
Singapore	2.61	(13.6%)	3.02	3.1%	2.93
Taiwan	58.24	(11.4%)	65.75	9.7%	59.95

*

A significant proportion of Prudential’s Hong Kong operation relates to US dollar denominated business and therefore the Hong Kong operation holds a significant amount of investment in US treasury bonds.

Mr. Jim B. Rosenberg, p. 5

In the Group’s Asian operations, equities and debt securities accounted for 37% and 51%, respectively of the total investment portfolio at December 31, 2008. The remaining 12% of the total investment portfolio is primarily comprised of loans and deposits with credit institutions. 94% of the equity portfolio was accounted for by the portfolio of the Singapore, Hong Kong and Taiwan operations. 58% of the debt securities were government debt securities of which 72% of the government debt securities were accounted for by the portfolio of the Singapore, Hong Kong, Taiwan and Japan operations. At December 31, 2007 and 2006, the total proportion of the investment portfolio invested in equities and debt securities was of a similar magnitude to that as at December 31, 2008. In Asia, investment return decreased by £6.0 billion from a £1.8 billion credit in 2007 to a £4.2 billion charge in 2008. This decrease was due to a £0.2 billion decrease in interest/dividend income (including foreign exchange gains and losses) and a decrease of £5.8 billion in investment appreciation compared to 2007. The decrease of £5.8 billion in investment appreciation was primarily the result of volatility in the Asian financial markets, reflecting a combined effect of the significant downturn in the Asian equity markets, partially offset by the effects of bond yield declines. The increase in the investment return in Asia from £1.7 billion in 2006 to £1.8 billion in 2007 was driven by an increase of £0.1 billion in investment appreciation.

In the Group’s US operations, investment return decreased by £7.5 billion from a £2.1 billion credit in 2007 to a £5.4 billion charge in 2008. This decrease was due to a £0.5 billion increase in realized losses on debt securities classified as available-for-sale, a decrease in the investment return of the investments backing the US variable annuity separate account liabilities of £6.5 billion and a decrease of £0.5 billion in other investment returns. Realized losses in 2008 were £0.6 billion compared to £0.1 billion in 2007 and were related to losses incurred in the debt securities portfolio due to defaults, losses on the sale of bonds and write downs. The primary driver of the decrease in the US investment return was the reduction in returns on investments backing the US variable annuity separate account liabilities as a result of adverse movements in US equity markets. The investment return of the investment assets backing US separate account liabilities decreased by £6.5 billion from a £0.6 billion credit in 2007 to a £5.9 billion charge in 2008. The decrease of £0.5 billion in other investment return was mainly accounted for by a £0.3 billion decrease in the fair value of derivatives held to manage the general account business.

Investment return in the US decreased £0.8 billion from a £2.9 billion credit in 2006 to a £2.1 billion credit in 2007. This decrease was due to a £0.1 billion of realized losses in 2007 from losses on sale and write down of bonds and a decrease of £0.7 billion in the investment returns of the investments backing the US separate account liabilities. The £0.7 billion decrease in the investment returns of the investments backing the US separate account business reflected the more favorable movements in US equity markets during 2006 compared to 2007.

In the Group’s UK operations, equities, debt securities and investment properties accounted for 31%, 48% and 10%, respectively of the total investment portfolio at December 31, 2008. The remaining 11% of the total investment portfolio at December 31, 2008 relates to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £60 billion at December 31, 2008, 83% was comprised of corporate debt securities. At December 31, 2007 and 2006, the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at December 31, 2008. In the UK, investment return decreased £28.9 billion from an £8.3 billion credit in 2007 to a £20.6 billion charge in 2008. This decrease was due to an increase of £0.4 billion in interest/dividend income, which

Mr. Jim B. Rosenberg, p. 6

was more than offset by a decrease of £2.8 billion in foreign exchange gains and losses and investment depreciation of £26.5 billion. The foreign exchange losses of £2.8 billion in 2008 mainly related to losses from foreign currency forwards of the UK with-profits fund as the sterling depreciated in 2008. The investment depreciation of £26.5 billion primarily reflects adverse conditions in the UK financial markets, with negative returns from holdings in equities, debt securities and investment properties.

Investment return in the UK decreased £4.2 billion from a £12.5 billion credit in 2006 to a £8.3 billion credit in 2007. This decrease was due to an increase of £0.2 billion in interest/dividend income, which was more than offset by a decrease of £0.7 billion in foreign exchange gains and losses and a decrease in investment appreciation of £3.7 billion. The decrease in investment appreciation primarily reflects the more favorable market returns during 2006 compared to 2007.

Allocation of investment return between policyholders and shareholders

The table below provides a breakdown of the investment return for each regional operation disclosed on page 148 of the 2008 20-F attributable to each type of business:

	Year Ended December 31,
	2008 £bn	2007 £bn	2006 £bn
Asia
With-profits	(1.6)	0.9	0.8
Unit-linked	(2.6)	0.7	0.6
Non-participating business	0.0	0.2	0.3
	(4.2)	1.8	1.7
US
Unit-linked assets held to back separate account liabilities	(5.9)	0.6	1.3
Other investments
Realized gains and losses (including impairment losses on available-for-sale bonds)	(0.6)	(0.1)	(0.0)
Value movements on derivative program held to manage general account business	(0.3)	0.0	0.0
Interest/dividend income and value movements on other assets and liabilities for which fair value movements are booked in the income statement	1.4	1.6	1.6
	(5.4)	2.1	2.9
UK
Scottish Amicable Insurance Fund (SAIF)	(2.1)	0.9	1.5
With-profits fund (excluding SAIF)	(14.6)	5.9	8.9
Unit-linked	(2.9)	0.5	1.8
Prudential Retirement Income Limited (PRIL)	(0.7)	0.2	0.2
Other non-linked non-participating business	(0.3)	0.8	0.1
	(20.6)	8.3	12.5

Total	(30.2)	12.2	17.1

As noted above in the explanation of Prudential’s application of accounting policies under IFRS, the investment return reported in the income statement relates to all

Mr. Jim B. Rosenberg, p. 7

investments of the Group with certain exceptions but regardless of whether such investment return is attributable to shareholders, policyholders or the unallocated surplus of the with-profits fund. The returns, as shown in the table above, include amounts attributable to the following types of business:

•	With-profits business in the UK and Asia (the shareholders’ economic interest in such business, and the basis of recognizing IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK, 10 per cent)),
•	Unit-linked business in the UK and Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders, and
•	Separate account business of US operations, the investment return of which is wholly attributable to policyholders and which under US GAAP would be booked directly to the balance sheet.

At December 31, 2008, the assets of these types of business represented 69% of the total investments of the Group. The investment return related to the three types of business as described above does not impact directly on shareholders’ profits.

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders’ profit directly. However, it should be further noted that for UK shareholder-backed annuity business, principally PRIL, where asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under grandfathered GAAP under IFRS 4) reflects movements in asset yields of the backing portfolios. Therefore, the net impact on the shareholders’ profits of the investment return of the assets backing the liabilities of UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

For the US non-participating business, changes in investment return (as reflected under “Other investments” in the table above) reflect primarily movements in investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realized gains and losses. The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realized gains and losses (including impairment losses). Movements in unrealized appreciation are booked directly to equity. The return on these assets is attributable to shareholders. However, separately reflecting Jackson’s types of business as further described on pages 29 and 30 of the 2008 20-F, an allocation is made to policyholders through the application of crediting rates.

Jackson’s dynamic hedging program

The only dynamic hedging program affecting Prudential’s shareholders-backed business relates to Jackson’s dynamic hedging program. In addition to this dynamic hedging program, Jackson and certain other Prudential’s operations also use derivatives to reduce or manage certain risks as described on page 171 of the 2008 20-F.

Although termed as “hedging”, IAS 39 hedge accounting has not been applied to the derivatives under Jackson’s dynamic hedging program as explained on page 139 of the

Mr. Jim B. Rosenberg, p. 8

2008 20-F. Except for net investment hedges, Prudential’s accounting policy under IAS 39 is to fair value all derivatives through the profit and loss account. The financial line item in the income statement affected by the fair value movement of the derivatives and the movement in the related liabilities of the variable annuity (VA) guarantees under Jackson’s dynamic hedging program is ‘Investment return’, with a net impact of positive £42 million in 2008. Related changes to amortization of deferred acquisition costs were also recorded under ‘Acquisition costs and other operating expenditure’. In the balance sheet the relevant amounts relating to the derivatives are included within ‘Other investments’ on page F-7 of the 2008 20-F in respect of derivative assets and ‘Derivative liabilities’ on page F-8 of the 2008 20-F.

The statement on Jackson’s dynamic hedging program as disclosed on page 55 of the 2008 20-F was made in the context of its effect on statutory capital, which is calculated on a different basis than under IFRS. For example, no deferred acquisition costs are recognized in calculating statutory capital. The following explanation of the gains from Jackson’s dynamic hedging program in 2008 applies to both statutory capital and IFRS basis calculations.

The purpose of Jackson’s dynamic hedging program is not to make a profit from the hedging but to hedge the economic liabilities. The following are the key features, as described in further detail below, that led to hedging gains being generated in 2008:

•	Comprehensive hedging of all VA embedded options that Jackson distributes;
•	Risk limits that positioned Jackson well for the actual drop in the market;
•	Pre-hedging of a portion of 2008 sales, which left Jackson well positioned going into the market decline;
•	Use primarily of options rather than futures;
•	Conservative pricing of the VA guarantees covering the costs of hedging the guarantees; and
•	Out-performance of the VA separate accounts against market performance.

Jackson’s hedging program supports the management of its financial risk profile, and seeks to limit the acceptance of financial risk at any point in time to a level commensurate with Jackson’s capital availability. Jackson seeks to find offsetting exposures across its asset and liability portfolios and to conduct its hedging activities on a macro basis. Internal positions are generally netted out before any external hedge positions are considered. With its large fixed annuity and fixed indexed annuity books, Jackson has substantial natural offsets for its VA interest rate related risks. Jackson’s dynamic hedging program therefore mainly hedges the equity risks.

Jackson hedges all embedded liability options in its VA guarantees as well as the fees related to these guarantees. Specific limits are set for each major risk.

Jackson pre-hedged a portion of 2008 sales by purchasing hedges prior to 2008 when the market was advantageous, which left Jackson well positioned going into the market decline. Conservative pricing of the VA guarantees also allowed Jackson to cover the associated hedging costs. In 2008, the vast majority of Jackson’s hedges was option-based; leading to less exposure to increased realized volatility and to increased values as the market declined.

Mr. Jim B. Rosenberg, p. 9

Basis risk on the VA separate accounts was positive in 2008 as the VA separate accounts outperformed the 38.5% decrease in S&P 500, benefiting the hedging program.

Operating and Financial Review and Prospects

Business Segment and Geographical Analysis by Nature of Revenue and Charges

(c) Benefits and claims and movement in unallocated surplus of with-profits funds, page 150

2.

Please disclose the underlying reasons for the year to year changes in benefits and claims and movement in unallocated surplus of with-profits funds for each regional operation presented in the table on page 150. Separately disclose the amount attributable to each reason. Quantify the amounts allocated to policyholders and explain variations in amounts allocated and not allocated for each period presented. In addition, please provide the following information:

•	Describe the methods used to calculate bonus rates and whether those methods require significant judgment.
•

Quantify each of the key assumptions described in the second paragraph on page 142, as well as the effects of reasonably likely changes in key assumptions, particularly any assumptions that require significant judgment.

•

Describe the methods used to determine “smoothing” of investment returns and quantify the degree of “smoothing” for each period presented. In particular, quantify the “close correlation” described on page 149.

Response

Underlying reasons for changes in benefits and claims and movement in unallocated surplus of with-profits funds and amounts allocated to policyholders

The underlying reasons for the year to year changes in benefits and claims and movement in unallocated surplus in each of the Group’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

The amount attributable to each of these reasons and the amount attributable to policyholders for each of the periods presented in the 2008 20-F are shown below for each regional operation:

	Year Ended December 31,
	2008	2007	2006
	£bn	£bn	£bn
Group total
Allocated to policyholders:
Claims incurred	(16.1)	(16.0)	(14.5)
Decrease (increase) in policyholder liabilities	21.1	(10.3)	(11.7)
Movement in unallocated surplus of with-profits funds	5.8	(0.5)	(2.1)
Benefits and claims and movement in unallocated surplus	10.8	(26.8)	(28.3)

Mr. Jim B. Rosenberg, p. 10

Analyzed by:
Asian operations
Allocated to policyholders:
Claims incurred	(1.2)	(1.4)	(1.1)
Decrease (increase) in policyholder liabilities	0.0	(4.1)	(2.8)
Movement in unallocated surplus of with-profits funds	1.0	(0.2)	(0.2)
Benefits and claims and movement in unallocated surplus	(0.2)	(5.7)	(4.1)

US operations
Allocated to policyholders:
Claims incurred	(2.5)	(3.0)	(2.0)
Decrease (increase) in policyholder liabilities	1.5	(4.1)	(5.3)
Benefits and claims and movement in unallocated surplus	(1.0)	(7.1)	(7.3)

UK operations
Allocated to policyholders:
Claims incurred	(12.4)	(11.6)	(11.4)
Decrease (increase) in policyholder liabilities	19.6	(2.1)	(3.6)
Movement in unallocated surplus of with-profits funds	4.8	(0.3)	(1.9)
Benefits and claims and movement in unallocated surplus	12.0	(14.0)	(16.9)

The principal variations are for the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds as discussed further below.

Variations in amounts allocated and not allocated to policyholders for each year presented

The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the balance sheet measurement of liabilities for the Group's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the year to year changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

In Asia, the growth in the policyholder liabilities partially reflects the increase due to the strong growth in new business in the region. The variations in the increases or decreases in policyholder liabilities were, however, primarily due to movement in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies, which represent a significant proportion of the Asian operations’ business.

In the US, the variations in the increases or decreases in policyholder liabilities were primarily attributable to movements in the investment return on the assets backing the VA separate account liabilities.

Mr. Jim B. Rosenberg, p. 11

In the UK, the decrease (increase) in policyholder liabilities is analyzed by type of business as follows:

	Year Ended December 31,
	2008	2007	2006
	£bn	£bn	£bn
Decrease (increase) in policyholder liabilities:
SAIF	3.6	0.5	0.6
PRIL	0.9	(1.1)	(4.0)
Unit-linked and other non-participating business	1.6	0.8	0.9
With-profits (excluding SAIF)	13.5	(2.3)	(1.1)
	19.6	(2.1)	(3.6)

SAIF is a ring-fenced fund with no new business written as described on pages 49 and 50 of the 2008 20-F. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are however affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For PRIL, the increases and decreases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income and altered assumptions.

For unit-linked business, the variations in the increases and decreases in the policyholder liabilities relating to the unit-linked business were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

The part of the Group where variations in amounts attributed to policyholder liabilities and unallocated surplus is most significant is the UK with-profits business (excluding SAIF).

As explained in note D2 of the financial statements included in the 2008 20-F, the liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type as described further on page F-87 of the 2008 20-F. Accordingly, the policyholder liabilities will fluctuate with the investment performance of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the fund. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

Mr. Jim B. Rosenberg, p. 12

The broad correlation of the items described above for the UK with-profits fund (excluding SAIF) can be illustrated by the following table for each of the years presented.

	Year Ended December 31,
	2008	2007	2006
	£bn	£bn	£bn
Earned premiums, net of reinsurance*	2.9	4.2	2.2
Investment return	(14.6)	5.9	8.9
Other income	0.0	1.4	1.0
Acquisition costs and other operating expenditure**	(0.4)	(2.1)	(1.5)
Tax credit (charge)	1.2	(0.0)	(0.6)
Total net income before benefit and claims and movement in unallocated surplus	(10.9)	9.4	10.0

Charges of:
Claims incurred	(7.1)	(6.5)	(6.7)
Decrease (increase) in policyholder liabilities*	13.5	(2.3)	(1.1)
Movement in unallocated surplus of with-profits funds	4.8	(0.3)	(1.9)
Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance	11.2	(9.1)	(9.7)

Shareholders’ profit after tax	0.3	0.3	0.3

*

For the purposes of presentation in Prudential’s consolidated financial statements, references to the UK with-profits fund also include, for convenience, the amounts attaching to Prudential’s UK Defined Charge Participating Sub-fund, which includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on December 31, 2007. The earned premiums and increase in policyholder liabilities for 2007 as shown in the table above included £1.7 billion relating to this transfer. Profits to shareholders emerge on a ‘charges less expenses’ basis, and policyholders are entitled to 100 per cent of the investment earnings.

**

In November 2007, Prudential sold its subsidiary PPM Capital, and as a result, Prudential ceased to consolidate venture fund investments managed by the sold entity from that date resulting in a reduction in the associated operating expenditure The acquisition costs and other operating expenditure for 2007 and 2006 as shown above included the operating expenditure of the consolidated venture funds investments of £1.4 billion and £1.0 billion, respectively.

Methods of determining the bonus rates

Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong, and Malaysia. The most significant with-profit fund is in the UK where, at December 31, 2008, liabilities to with-profit policyholders were, in aggregate, £52.4 billion. Liabilities to with-profits policyholders in Asia at December 31, 2008 were £7.9 billion. The method by which bonuses for Prudential’s Asian with-profits policies are determined is substantially similar to the method by which bonuses for Prudential’s UK with-profits business are determined.

In the UK, the method by which The Prudential Assurance Company Limited’s (PAC) board of directors determines the bonus rates for both annual and final bonuses to be declared for each year on each group of with-profits products is described on pages 47 and 48 of the 2008 20-F. The following provides further details on this method:

Mr. Jim B. Rosenberg, p. 13

Regular bonus rates

For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on the underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders’ transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

When target bonus levels change, the PAC Board has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

In normal investment conditions, the Company expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the PAC Directors retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

A final bonus, which is normally declared yearly, may be added when a claim is paid or when units of a unitized product are realized.

The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset-shares for the sample policies but subject to the smoothing approach, explained below.

In general, the same final bonus scale applies to maturity, death and surrender claims except that:

•

the total surrender value may be impacted by the application of a Market Value Reduction – MVR - (for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

•	for the SAIF and Scottish Amicable Life (SAL), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgment

The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgment in many respects, including in particular the following:

•

Fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. Determining what constitutes fair treatment requires significant judgment, as the concept, while established by statute, is not defined.

Mr. Jim B. Rosenberg, p. 14

•

Smoothing of investment returns: Smoothing of investment returns is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgment.

•

Competitive considerations: The overall return to policyholders is an important competitive measure for attracting new business. Determining what level to set bonuses at to ensure that they are competitive requires significant judgment.

Key assumptions

As noted on page 142 of the 2008 20-F the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to specifically quantify the effects of each of these assumptions or of reasonably likely changes in these assumptions.

Prudential’s approach in applying significant judgment and discretion in relation to determining bonus rates is consistent with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management (PPFM) that are applied in the management of their with-profit funds.

Accordingly, Prudential’s PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profit policies, subject to the general legislative requirements applicable. The purpose of Prudential’s PPFM is therefore to:

•	explain the nature and extent of the discretion available,
•	show how competing or conflicting interests or expectations of:
o	different groups and generations of policyholders, and
o	policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly, and
•	provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

•	an Actuarial Function Holder who provides the PAC Board with all actuarial advice;
•

a With-Profits Actuary whose specific duty it is to advise the PAC Board on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and

Mr. Jim B. Rosenberg, p. 15

•	a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profit policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies. Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC Board may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

The degree of smoothing is illustrated by comparing in the following table the relatively “smoothed” level of policyholder bonuses declared with the more volatile movement in investment return and other items of income and expenditure of the UK with-profits fund for each period presented.

	Year Ended December 31,
	2008	2007	2006
	£bn	£bn	£bn
Net income of the fund:
Investment return	(14.6)	5.9	8.9
Claims incurred	(7.1)	(6.5)	(6.7)
Movement in policyholder liabilities	13.5	(2.3)	(1.1)
Add back policyholder bonuses for the year (as shown below)	2.7	2.6	2.4
Claims incurred and movement in policyholder liabilities (including charge for provision for asset shares and excluding policyholder bonuses)	9.1	(6.2)	(5.4)
Earned premiums, net of reinsurance	2.9	4.2	2.2
Other income	0.0	1.4	1.0
Acquisition costs and other operating expenditure	(0.4)	(2.1)	(1.5)
Tax credit (charge)	1.2	(0.0)	(0.6)
Net income of the fund before movement in unallocated surplus	(1.8)	3.2	4.6
Movement in unallocated surplus	4.8	(0.3)	(1.9)
Surplus for distribution	3.0	2.9	2.7

Surplus for distribution allocated as follows:
- 90% policyholders bonus (as shown above)	2.7	2.6	2.4
- 10% shareholders’ transfers	0.3	0.3	0.3
	3.0	2.9	2.7

The “close correlation” described on page 149 of the 2008 20-F refers to the fluctuation in the policyholder liabilities and unallocated surplus of the with-profits fund with the investment performance of the assets of the funds as explained on page 11 of this letter. However, the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus are also further affected by other items of income and

Mr. Jim B. Rosenberg, p. 16

expenditure of the with-profits funds. The broad correlation of all of these items is also illustrated in the table shown on page 12 of this letter.

Notes to Consolidated Financial Statements

Background and accounting policies

Jackson, page F-20

3.

It does not appear that you have provided all of the disclosures required by paragraph 38(c) - (e) of SOP 03-01, particularly those related to liabilities for guaranteed minimum death, income, and withdrawal benefit features under Jackson’s variable annuity contracts. Please tell us where you have provided this information or expand your disclosure accordingly.

Response

Under IFRS 4, Prudential has chosen to apply the measurement bases of US GAAP for the insurance assets and liabilities of the Group’s US operations and certain of the Group’s Asian operations. Prudential has also applied fully the disclosure requirements of IFRS 4. However, Prudential has not provided the disclosures that are required by paragraphs 38(c) - (e) of SOP 03-01 in the context of US GAAP compliant statements because Prudential’s consolidated financial statements are prepared in accordance with IFRS and these disclosures are not applicable to IFRS financial statements.

At the Staff’s request, Prudential acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law in the United States.

*                 *                 *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 207 614 2237 or my colleague Lisa Gan at +44 207 614 2215.

Very truly yours,

/s/ Sebastian Sperber

Sebastian Sperber

cc:	Mr. Frank Wyman, Securities and Exchange Commission
Mr. Tidjane Thiam, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Ms. Lisa Gan, Cleary Gottlieb Steen & Hamilton LLP